SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 10 January 2025

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Transaction in Own Shares dated 30 December 2024

Exhibit No: 99.1

30 December 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 27 December 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	27 December 2024

Aggregate number of ordinary shares purchased:	39,636

Lowest price paid per share:	£ 99.7000

Highest price paid per share:	£ 100.2500

Average price paid per share:	£ 100.0157

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 158,470,072 ordinary shares in issue (excluding 6,241,782 held in treasury).

These purchases are the last purchases to be made under the programme between the Company, on the one hand, and GSI, on the other hand, announced on 20 February 2024, and the programme has been completed in accordance with its terms.

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/5042R_1-2024-12-29.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 39,636 (ISIN: GB00BHJYC057)

Date of purchases: 27 December 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	23,458	1,565	12,262	2,351
Highest price paid (per ordinary share)	£ 100.2500	£ 100.2500	£ 100.2500	£ 100.2500
Lowest price paid (per ordinary share)	£ 99.7000	£ 99.8400	£ 99.7200	£ 99.8200
Volume weighted average price paid(per ordinary share)	£ 100.0078	£ 100.0553	£ 100.0204	£ 100.0446

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	10 January 2025